Exhibit 4.11

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2022, Vislink Technologies, Inc. (the “Company,” “we,” “us,” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.00001 per share (the “Common Stock).

General

The following description of our capital stock and specific provisions of our Certificate of Incorporation and Bylaws are summaries and are qualified by reference to our Certificate of Incorporation and Bylaws. Copies of these documents can be accessed through hyperlinks to those documents in the list of exhibits in our Annual Report on Form 10-K for the fiscal year ending December 31, 2022.

Our authorized capital stock comprises 100,000,000 shares of common stock, a par value of $0.00001 per share, and 10,000,000 shares of ”blank check” preferred stock. As of March 20, 2024, we had 2,447,975 shares of common stock issued and outstanding, and no shares of preferred stock were outstanding.

Common Stock

Voting Rights

Each stockholder has one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. A stockholder may vote in person or by proxy. A plurality of the votes cast determines the elections of directors.

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of Common Stock will be able to elect all of our directors. Our Certificate of Incorporation and Bylaws provide that stockholder actions may be effected at a duly called meeting of stockholders or pursuant to the written consent of the majority of stockholders. A special meeting of stockholders may be called by the majority of our Board of Directors or by a committee determined by the Board of Directors with the power to call such meetings.

Dividend Rights

The holders of outstanding shares of Common Stock are entitled to receive dividends out of funds legally available at times and in the amounts that our Board of Directors may determine, provided that required dividends, if any, on the preferred stock have been paid or provided. However, to date, we have not paid or declared cash distributions or dividends on our common stock and do not currently intend to pay cash dividends on our common stock in the foreseeable future. The Board of Directors will determine the declaration of cash dividends in the future based on our earnings, financial condition, capital requirements, and other relevant factors. To finance our operations, we intend to retain all earnings if and when generated.

No Preemptive or Similar Rights

Holders of our Common Stock do not have preemptive rights, and our Common Stock is not convertible or redeemable.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation, or winding-up, the assets legally available for distribution to our stockholders and remaining after payment to holders of preferred stock of the amounts, if any, to which they are entitled are distributable ratably among the holders of our common stock subject to any senior class of securities.

Anti-Takeover Provisions

The authorization of undesignated preferred stock allows our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

Provisions such as these, intended to make a third party’s acquisition of control more difficult, are designed to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us.

These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and discourage certain tactics used in proxy fights. However, such provisions could prevent others from making tender offers for our shares and may deter hostile takeovers or delay changes in our control or management. Consequently, these provisions also may inhibit fluctuations in the market price of our stock that may result from actual or rumored takeover attempts.

Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

●	No Cumulative Voting. The Delaware General Corporation Law (“DGCL”) provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our amended and restated Certificate of Incorporation does not provide for cumulative voting.

●	Special Meetings of Stockholders and Stockholder Action by Written Consent. Our Certificate of Incorporation and Bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and eliminate the right of stockholders to act by written consent without a meeting. Our Bylaws also provide that only our Board Chairperson, Chief Executive Officer (or if there is no Chief Executive Officer, the President), or the Board of Directors, pursuant to a resolution adopted by a majority of the total number of authorized directors, may call a special meeting of stockholders.

●	Advance Notice Requirements for Stockholder Proposals. Our Bylaws require stockholders seeking to present proposals before a meeting of stockholders, including the nomination of director candidates, to provide timely advance notice in writing and specify requirements as to the form and content of a stockholder’s notice.

●	Amendment to Certificate of Incorporation and Bylaws. Our Certificate of Incorporation and Bylaws provide that the stockholders cannot amend the provisions described above except by a vote of 66 2/3% or more of our outstanding common stock.

These provisions are intended to enhance the likelihood of continued stability in the composition of our Board and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and discourage tactics used in proxy fights. However, such provisions could prevent others from making tender offers for our shares and may delay changes in our control or management. Consequently, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our certificate of incorporation provides that the Court of Chancery of the state of Delaware (the “Chancery Court”) is the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Corporation’s certificate of incorporation or by-laws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

This exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934 (the “Exchange Act”)or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Our Bylaws further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in some other companies’ bylaws has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our bylaws to be inapplicable or unenforceable.

Section 203 of the DGCL

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any “business combination” with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder. In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

We are subject to Section 203 with the following exceptions:

●	before the date that such a stockholder became an interested stockholder, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date that such stockholder became an interested stockholder, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that the interested stockholder does not own.

In general, Section 203 defines business combination to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	guarantees, pledges or other financial benefits provided by or through the corporation.

Transfer Agent, Warrant Agent, and Registrars

Continental Stock Transfer & Trust Company is our transfer agent and registrar for our Common Stock in the United States. Our Common Stock is listed on the Nasdaq Capital Market under the symbol “VISL.”